September 8, 2006

U.S Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington DC 20549-4561
Attention: Mr. Chris Harley

Re:	KH Funding Company Form10-KSB for Fiscal Year ended December 31, 2005 Request for Extension of Time to Respond File No. 333-106501

Regarding your letter dated August 24, 2006, please allow us until Wednesday, September 13, 2006 to complete our response. We have a draft of our response prepared but need additional review before submitting.

Thank you for your understanding.

James Parker
CFO
KH Funding Company